Aberdeen Asset Management PLC
21 June 2007

AMENDMENT

THIS REPLACES THE ANNOUNCEMENT MADE VIA RNS SUBMIT ON 20/06/2007 (RNS NUMBER 7172Y). THE FOLLOWING ANNOUNCEMENT CONTAINS THE CORRECT PRICE OF THE TRADE.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) Aberdeen Asset
Management PLC

Company dealt in Imperial Chemical
Industries PLC

Class of relevant security to which the dealings being Ord GBP1 disclosed relate (Note 2)

Date of dealing 19/06/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short
Number (%) Number (%)
(1) Relevant securities 13,102,295 1.10
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total 13,102,295 1.10

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short
Number (%) Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)
Sale 82,000 £6.4323

(b) Derivatives transactions (other than options)

Product name, e.g. Long/short (Note Number of securities Price per unit
CFD 6) (Note 7) (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry Option money
name,e.g. selling, securities to price American, date paid/received call purchasing, which the option European per unit
option varying etc. relates (Note 7) etc. (Note 5)

(ii) Exercising

Product name, e.g. call Number of Exercise price per unit (Note option securities 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure 20/06/2007
Contact name Michael Tay
Telephone number 01224 425103
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk